May 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Carlos Pacho, Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re:	ARRIS International plc
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-37672

Dear Mr. Pacho:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 17, 2017 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2016, filed by ARRIS International plc (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth the Staff’s comment from the Comment Letter in bold typeface and have included the Company’s response below it.

Form 10-K for the year ended December 31, 2016

Financial Statements

Note 18. Income Taxes, page 122

Please tell us the reasons for the significant impact that the reconciling line items “Withholding taxes (U.K. entities)” and “Benefit of other foreign tax regimes” had on your statutory income tax rate reconciliation to the effective income tax rate in 2016.

Response

In accordance with ASC 740-10-50-12, the Company reconciles income tax expense (benefit) from continuing operations with the amount that would result from applying the domestic federal statutory rate to pretax income (loss) from continuing operations. The reconciliation to the statutory rate reflects a change in our country of domicile for 2016 by using the U.K. statutory income tax rate of 20%, and the U.S. federal statutory income rate of 35% for 2015 and 2014, as presented.

United States Securities and Exchange Commission

May 25, 2017

In our reconciliation, the Company has chosen to present each significant reconciling item using percentages, as opposed to dollars.

The amount and percentage impact of the tax expense item to the reconciliation under the heading “Withholding taxes (U.K. entities)” referenced in the Staff’s comment was $59.1 million, or 245.5%.

As described in footnotes 1 and 4 to our consolidated financial statements, to facilitate our acquisition of Pace plc ARRIS US Holdings, Inc., our U.S. parent company, transferred its ownership interest in certain subsidiaries to ARRIS International plc, a UK company. Under U.S. tax law, the transfer constituted a deemed distribution from ARRIS U.S. Holdings Inc. to ARRIS International plc that is treated as a dividend for U.S. tax purposes. A deemed dividend of this type is not creditable in the U.K and is subject to U.S. withholding tax to the extent of the current and accumulated earnings and profits (as computed for tax purposes) (“E&P”) of ARRIS U.S. Holdings Inc., which include the E&P of the former ARRIS Group, Inc. and subsidiaries through December 31, 2016. Accordingly, ARRIS U.S. Holdings Inc. recognized the estimated U.S. withholding tax due in the amount of $55 million as incremental tax expense in 2016, as disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Income Tax Expense.” The remaining amount relates to distributions to the U.K from other locations unrelated to the reorganization.

The amount and percentage impact of the tax benefit item to the reconciliation under the heading “Benefit of other foreign tax regimes” referenced in the Staff’s comment was ($29.9) million, or (124.5%).

The Company is subject to tax laws under various foreign tax regimes, including Luxembourg, Hong Kong and Brazil, among others. Of the $29.9 million reflected as the benefit of other foreign tax regimes, $26.7 million related to Luxembourg statutes that allow for a deemed interest deduction for non-interest bearing notes between our Luxembourg and Irish subsidiaries. The remaining amount relates to benefits from economic development incentives in Brazil and certain profit-generating activities performed outside of the U.S. where our physical presence does not rise to the level for taxation in the related jurisdiction, partially offset by additional tax expense for a certain subsidiary restructuring.

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United States Securities and Exchange Commission

May 25, 2017

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

David B. Potts

Executive Vice President,

Chief Financial Officer and Chief Accounting Officer

cc W. Brinkley Dickerson, Jr. (Troutman Sanders)